WWA GROUP, INC.

700 Lavaca Street, Suite 1400

Austin, Texas 78701

February 6, 2012

Yolanda Guobadia

Mail Stop 3561

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549-0405

Re:

WWA Group, Inc.

Amendment No.1 on Form 10-K for the Fiscal Year Ended December 31, 2010

Filed November 14, 2011

Form 8-K Filed December 28, 2011

Response dated December 23, 2011

File No. 000-26927

Dear Ms. Guobadia:

Thank you for your comments dated January 6, 2012 related to our disclosure for WWA Group, Inc. (“WWA Group”) on Form 10-K/A for the fiscal year ended December 31, 2010 and our current report on Form 8-K dated November 21, 2011.

WWA Group does hereby submit this response letter electronically in connection with the filing of an amended Form 10-K/A-2, and an amended Form 8-K/A for that disclosure filed with the Commission on December 28, 2011.

Please direct copies of all responses and any additional comments to the following address and facsimile number or email address:

Ruairidh Campbell

Orsa & Company

700 Lavaca Street, Suite 1400

Austin, Texas 78701

Telephone: (512) 462-3327

Facsimile:  (512) 462-3328

Email: ruairidh@orsacompany.com

The following are our detailed responses to your comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data, page 22

Consolidated Statements of Cash Flows, page F-6

1.

We note that net income (loss) represents the loss of continuing operations. Please note that enterprises that choose not to provide information about major classes of operating cash receipts and payments by the direct method should determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income to reconcile to net cash provided by operating activities. Refer to ASC 230-10-45-28. Please tell us your basis for reconciling the loss from continuing operations to net cash provided by (used in) activities.

Response:

We have reviewed ASC 230-10-54-28 and amended our disclosure on Form 10-K/A-2 to include consolidated statements of cash flows that utilize the indirect method to adjust net income to reconcile to net cash provided by operating activities.

2.

We reviewed your response to comment two in our letter dated December 7, 2011. It appears that you combined the effects of changes in assets and liabilities of discontinued operations with the effects of changes in assets and liabilities of continuing operations for the year ended December 31, 2010 and that the statement is not comparable to the statement presented for the year ended December 31, 2009. Please note that if you choose to report separately cash flows of discontinued operations you should do so consistently for all periods affected. Refer to ASC 230-10-45-24. Please advise or revise.

Response:

We have amended our disclosure on Form 10-K/A-2 to include revised consolidated statements of cash flows that properly reconcile the comparative annual periods.

Note M – Segment Information, page F-20

3.

You state in your response to comment three in our letter dated December 7, 2011 that segment information ties to the amounts reported in the financial statements. Yes, we note that total revenues, operating expenses, operating income (loss), interest expense, other income (expense), depreciation and amortization and property and equipment acquisitions do not agree to the amounts presented in your financial statements. Please reconcile segment information to the amounts reported in your financial statements.

Response:

We have amended our disclosure on Form 10-K/A-2 to reconcile the segment information disclosed in Note M – Segment Information to the amounts reported in our financial statements.

4.

We understand that equipment auction reportable segment includes the World Wide component, the Asset Forum component and your equity investment in Infrastructure. Please confirm our understanding or tell us the components or operating segments included in the equipment auction reportable segment. In addition, please tell us your consideration of restating segment information given the guidance in ASC 280-10-50-34 through 36, ASC 280-10-55-7 and ASC 280-10-55-17 through 19.

Response:

We write to confirm that the equipment auction reportable segment includes the World Wide component and the Asset Forum component. Further, we have reviewed ASC 280-10-50-34 -36, ASC 280-10-55-7 and ASC 280-10-55-17 and do not believe that such guidance requires us to restate the segment information as the restructure does not cause any change in the composition or internal structure of the reported segment (ASC 280-10-50-34). Since there is no change in the composition of the reported segment, we do not believe that either ASC 280-10-55-17 or ASC 280-10-55-7 are applicable.

Form 8-K Filed December 28, 2011

Exhibit 99.3

Unaudited Pro Forma Combined Information

5.

We note that your consolidated balance sheet as of September 30, 2011 on page F-3 and consolidated statement of income on page F-4 differs from the balance sheet and statement of income in Form 10-Q filed November 18, 2011. We also note that your consolidated statement of income for the year ended December 31, 2010 on page F-5 differs from the consolidated statement of income in Form 10-K/A filed November 14, 2011. Please advise or revise.

Response:

We have revised our disclosure on Form 8-K/A to reconcile our unaudited pro forma information with that presented on Form 10-Q filed November 18, 2011 and Form 10-K/A-2 filed on February 6, 2012.

Notes to Proforma combined Balance Sheets and Statements of Operations, page F-6

6.

Please include schedules that reconcile the consolidated statements of income of Infrastructure for year ended June 30, 2011 to the amounts reported in the historical financial statements of Infrastructure incorporated by reference. The schedules should reflect columns that set forth the consolidated statement of income for the year ended June 30, 2011 plus the consolidated statement of income for the quarter ended September 30, 2011 minus the consolidated statement of income for the quarter ended December 31, 2010 with respect to the nine months ended September 30, 2011 and the consolidated statement of income for the year ended June 30, 2011 minus the consolidated statement of income for the six months ended June 30, 2011 plus the consolidated statement of income for the six months ended June 30, 2010 with respect to the year ended December 31, 2010. The schedules should reflect financial information reported in Infrastructures period filings for each period.

Response:

We have revised our disclosure on Form 8-K/A to include those schedules instructed hereto.

7.

Please show us how to reconcile the adjusting entries on pages F-7 and F-8 to the adjustments presented in the pro forma consolidated balance sheets as of September 30, 2011 on page F-3 and pro forma consolidated statements of income on page F-4. Please also provide us narrative descriptions of each adjustment reflected on pages F-7 and F-8 and the basis for each adjustment.

Response:

We have revised our disclosure on Form 8-K/A to include adjustment columns to reconcile with our pro forma consolidated balance sheet as of September 20, 2011 and pro forma consolidated statements of income for the periods ended December 31, 2010 and September 20, 2011. Each adjustment is tied to a specific letter in the alphabet with a narrative for all adjustment entries as notes to the respective pro forma statements.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding WWA Group’s filings, please contact us.

Sincerely,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer

Attachment

Form 10-K/A-2 redline

1